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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Herbert Chen
    c/o Chen Capital Partners, L.P.
    237 Park Avenue, 9th Floor
    New York, New York  10017

2.  Date of Event Requiring Statement (Month/Day/Year)

    October 21, 1997

3.  IRS Reporting Person
    (Voluntary)


4.  Issuer Name and Ticker or Trading Symbol

    Ponder Industries Inc.
    PNDR

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other
    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

Common Stock,        3,709,500(1)+          I
$.01 par value



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Common Stock,        3,709,500(2)+          I
$.01 par value


            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date

                            NO DERIVATIVE SECURITIES OWNED AT PRESENT TIME

(1) These securities are deemed to be beneficially owned by Herbert Chen as general partner of Chen Capital Partners, L.P. and president of Chen Capital Management, LLC, the investment manager of Chen Capital Overseas, Ltd. and Common Sense Partners.

(2) These securities are deemed to be beneficially owned by Henry Scholder due to the investment discretion he exercises with respect to Chen Capital Partners, L.P., Chen Capital Overseas,
Ltd. and Common Sense Partners.

+ The Reporting Persons disclaim beneficial ownership of these securities except to the extent of their pecuniary interest therein.



Explanation of Responses:
SIGNATURE OF REPORTING PERSON

/s/ Herbert Chen
___________________________
    Herbert Chen

DATE
October 28, 1997





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                      CONFIRMING STATEMENT

         This Statement confirms that the undersigned, Henry Scholder, has authorized and designated Herbert Chen to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Ponder Industries Inc. The authority of Herbert Chen under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of Ponder Industries Inc. unless earlier revoked in writing. The undersigned acknowledges that Herbert Chen is not assuming any of the undersigned's responsibilities to comply with
Section 16 of the Securities Exchange Act of 1934.

Date:  October 28, 1997


                              /s/ Henry Scholder
                                  Henry Scholder































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                     Joint Filer Information


Name:                   Henry Scholder

Address:                c/o Chen Capital Partners, L.P.
                        237 Park Avenue
                        9th Floor
                        New York, New York  10017

Designated Filer:       Herbert Chen

Issuer & Ticker
  Symbol:               Ponder Industries Inc.
                        (PNDR)

Date of Event
  Requiring Statement:  October 21, 1997

Signature:              /s/ Henry Scholder
                            Henry Scholder
































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